NEWS RELEASE

March 14, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

LINCOLN GOLD COMMENCES DRILLING AT ALMADEN’S BUFA PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce that Lincoln Gold Corp. (“Lincoln”; OTCBB: LGCP) has commenced a diamond drilling program on Almaden’s wholly owned Bufa gold-silver project located in the historic Guadalupe y Calvo gold mining district in southwestern Chihuahua State, Mexico. Under the terms of an option agreement between the companies, Lincoln can earn a 60% interest in the property by spending US$3.5 million over a 4 year period and issuing 1,550,000 shares. J. Duane Poliquin, chairman and CEO of Almaden commented, “We are very pleased to have Lincoln drilling our Bufa project, a gold-silver vein system located in one the great historic gold mining districts of Mexico, and we look forward to the results of this program.”

Lincoln, in a news release of March 12, 2008 announced that the first drill arrived on site on February 29th, 2008 and a second drill may be brought to the site before the end of March. Lincoln also announced that their exploration program is focusing on the southern extension of the Rosario vein system which extends onto the La Bufa property for at least 1600 meters and that they plan to drill a minimum of 15 angle (-45°) core holes in two-hole “fences” across the vein system for a total of 6000 meters. Lincoln has informed Almaden that the holes were planned to reach the 2250 meter level or deeper, which was historically productive in the adjacent Rosario mine owned by Gammon Gold Inc. (TSX: GAM; AMEX: GRS). Lincoln also announced that their management considers there to be potential for the Rosario vein system to extend to the north of the Rosario mine onto Almaden’s ground where Lincoln geologists have recently identified and sampled promising breccia zones.

Morgan J. Poliquin, P.Eng. the president, COO and a director of the Company, as well as a qualified person under the meaning of National Instrument 43-101, has reviewed the technical information in this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.